UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Bank, Ltd.

MUFG Americas Holdings Corporation

MUFG Has Reached a Definitive Agreement for the Sale of

MUFG Union Bank and Will Invest in Shares of U.S. Bancorp

Tokyo/New York, September 21, 2021 — MUFG and MUFG Bank, a core banking subsidiary of MUFG, today announced that they have agreed with U.S. Bancorp (USB) to the sale of all shares in MUFG Union Bank, N.A. (MUB), MUFG’s subsidiary owned through MUFG Americas Holdings Corporation (MUAH), and pursuant to the respective resolutions of the boards today approving the transaction, have entered into the Share Purchase Agreement as indicated below. As a result of the transfer of the MUB shares (the Share Transfer), there will be changes to MUFG’s subsidiary. The completion of the Share Transfer is subject to certain conditions precedent, including the approval from relevant regulators, and is expected to be effective in CY2022 H1.

Additionally, as part of the consideration for the Share Transfer, MUFG and MUFG Bank will receive 2.9% of USB’s outstanding shares in addition to cash, and will engage in discussions with USB on further business alliances. The MUFG group continues to view the U.S. market as important, even after the Share Transfer, and will aim to achieve new growth through the share ownership and business alliance with USB, as well as the concentration of management resources on corporate transactions that can leverage MUFG’s strengths.

1. Background and Strategic Rationale of the Share Transfer

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, is the most appropriate decision that will lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources in the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the U.S. will maximize shareholder value through increasing capital efficiency.

USB, one of the major banks in the U.S., will be the fifth largest bank in the U.S. by total assets after the Share Transfer.[1] MUFG determined that USB is the best buyer for MUB and the best partner for MUFG’s U.S. business due to its strong business foundation and financial performance, and strengths in digital and payment services.

[1]	The rankings within the U.S. are based on USB’s total assets immediately following the Share Transfer

2. Transfer of the Transactions with Customers Prior to the Share Transfer

The MUB businesses that MUFG will transfer to USB through the Share Transfer exclude the GCIB (Global Corporate & Investment Banking) business, Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities etc. that are part of shared middle and back office functions etc.. Such businesses, and the customer assets and liabilities etc. related to these businesses (including related transactions with such customers) are planned to be transferred to MUFG Bank’s U.S. branches or its affiliates prior to the Share Transfer (the “Transaction” refers to the series of transactions including the Share Transfer and the transfer of such businesses, assets and liabilities to MUFG Bank’s U.S. branches or its affiliates).

Both MUFG and USB plan to enter into a Transitional Service Agreement (TSA) and a Reverse Transitional Service Agreement (RTSA) for a certain period of time following the completion of the Share Transfer, and both companies will collaborate to smoothly continue MUB’s current customer transactions by MUB and/or MUFG Bank even after the Transaction, and to provide even higher quality financial services.

3. Overview of MUFG’s U.S. Business Strategy Following the Transaction

The importance that MUFG places on the U.S. market remains unchanged, and MUFG will continue to pursue growth strategies and streamline operations and systems in the U.S. by focusing management resources on our wholesale Corporate and Investment Banking franchise through alliances among the bank, the trust bank and the securities firm under MUFG as well as the strategic alliance with Morgan Stanley.

In addition, as part of the consideration for the Share Transfer, MUFG will receive 2.9% of USB’s outstanding shares in addition to cash and seek to enter into further business alliances with USB. Through the share ownership and business alliance, MUFG will benefit from the synergies that USB is expected to realize following its acquisition of MUB, and also aims to achieve continued indirect involvement in the U.S. retail and commercial banking businesses (including local payment business) through USB, collaborate in the digital field with USB, and explore opportunities for collaboration based on a mutual complementary relationship.

4. Outline of the Subsidiary to be Transferred (MUB)

(1)	Name	MUFG Union Bank, N.A.

(2)	Location	400 California Street San Francisco, California 94104

(3)	Name and Title of Representative	Kevin Cronin, President & CEO

(4)	Description of Business	Banking Business

(5)	Stated Capital	USD 604 million

(6)	Date of Incorporation	May 12, 1864

(7)	Major Shareholder	MUAH 100%

(8)	Relation to Target Company	Capital	100% direct or indirect ownership
		Personnel	5 officers (of which 4 hold concurrent posts in MUFG Bank) are on the Board of Directors
		Transactions	In addition to transactions normally conducted as inter-bank or intra- group transactions, MUFG Bank, a wholly owned subsidiary of MUFG, and MUB have mutually consigned operations related to certain banking transactions

(9)	Consolidated Business Results and Consolidated Financial Condition for the Three Most Recent Fiscal Years (Unit: USD million)

	Fiscal Year	Year Ended December 2018	Year Ended December 2019	Year Ended December 2020

	Net Assets	15,455	15,189	15,896

	Total Assets	130,782	133,193	132,111

	Gross Profits	5,204	5,401	5,259

	Net Income	1,003	▲746	▲38

	Net Asset per Share (Unit: USD)	383.4	376.8	394.4

	Earnings per Share (Unit: USD)	24.8	▲18.5	▲0.9

	Dividend per Share (Unit: USD)	42.1	—	—

5. Outline of Buyer

(1)	Name	U.S. Bancorp

(2)	Location	800 Nicollet Mall Minneapolis, Minnesota

(3)	Name and Title of Representative	Andrew Cecere, Chairman, President & Chief Executive Officer

(4)	Description of Business	Bank Holding Company

(5)	Stated Capital (As of June 30, 2021)	USD 21 million

(6)	Date of Incorporation	July 13, 1863

(7)	Net Assets (As of June 30, 2021)	USD 53,674 million

(8)	Total Assets (As of June 30, 2021)	USD 558,886 million

(9)	Major Shareholders (As of June 30, 2021)	Berkshire Hathaway Inc.		8.69%
		The Vanguard Group, Inc.		7.36%
		BlackRock Institutional Trust Company, N.A.		6.15%
		State Street Global Advisors (US)		4.16%
		JP Morgan Asset Management		2.31%

(10)	Relation to Target Company	Capital	N/A
		Personnel	N/A
		Transactions	N/A
		Situation Regarding Related Parties	N/A

6. Number of Shares to be Transferred; Number of Shares Held and Ownership Ratio Pre- and Post-Transfer

(1)	Number of Shares Held Pre-Transfer	40,305,115 Shares (Number of Voting Rights: 40,305,115) (Voting Rights Ownership Ratio: 100%)

(2)	Shares Transferred	40,305,115 Shares (Number of Voting Rights: 40,305,115)

(3)	Number of Shares Held Post-Transfer	0 Shares (Number of Voting Rights: 0) (Voting Rights Ownership Ratio: 0%)

7. Overview of the Transaction

(1)	Overview of the businesses in-scope and out-of-scope for the Transaction

①	In-scope business: Retail and Commercial Banking businesses of MUB[2]

◾	Total assets: approx. USD 105.4 billion / Loans: approx. USD 57.7 billion

◾	Deposits: approx. USD 89.9 billion / Number of branches: 309 branches

◾	Net income: approx. USD 593 million[3]

②

Out-of-scope business, assets and liabilities: GCIB business, Global Markets business to the extent related to GCIB business (transactions with clients and investors), and the assets and liabilities etc. of part of the middle and back office functions etc.

◾	Total assets: approx. USD 22.6 billion[2]

◾	The businesses, assets and liabilities above are planned to be transferred to MUFG Bank’s US branches or its affiliates prior to the completion of the Share Transfer

(2)	Total Transaction Value and Consideration

①

The total transaction value is expected to be approx. USD 17.6 billion. This is composed of approx. USD 8.0 billion of consideration paid by USB for the Share Transfer and approx. USD 9.6 billion of expected dividend or share repurchase by MUB prior to the completion of the Share Transfer[5][6]

②	The consideration paid by USB is an additional USD 1.75 billion on top of the tangible net assets of MUB at the time of the completion of the Share Transfer

◾	Based upon the expected tangible net assets of MUB (USD 6.25 billion) at the time of the completion of the Share Transfer, the consideration for Share Transfer would be approx. USD 8.0 billion

o	Price / expected tangible book value excluding the dividend or share repurchase (USD 6.25 billion) of 1.28x

o	Price / FY2020 earnings of the in-scope business (approx. USD 593 million)[3] of 13.5x

③	The consideration will be paid to MUFG Americas HD, the seller of MUB shares, in a combination of cash and USB stock

◾	Expected to be USD 5.5 billion of cash

◾

Expected to receive 44,374,155 USB shares, USD 2.5 billion worth (MUFG’s ownership interest in USB after the Share Transfer is expected to be approx. 2.9%) based upon the issued and outstanding shares of USB as of September 16, 2021[6]

[2]	Total Assets, Loans and Deposits are as of June 30, 2021. Number of branches is as of March 31, 2021

[3]	Internal managerial figure (FY2020)

[4]

Subject to changes in financial performance etc. of MUB prior to the completion of the Share Transfer. MUB is under consideration to distribute part of the pre-closing dividend or share repurchase of approx. USD 9.6 billion during CY2021

[5]	Part of the pre-closing dividend or share repurchase of approx. USD 9.6 billion is to be utilized in the GCIB business etc.

[6]

The number of the USB stock consideration is calculated by dividing USD 2.5 billion by the volume-weighted average trading price of New York Stock Exchange for the previous 10 trading days counting from the previous trading day as of today

8. Schedule of the Share Transfer

(1) Execution of Share Purchase Agreement	September 21, 2021 (Today)
(2) Transfer of the shares	During CY2022 H1[7] (Expected)

[7]	The completion of the Share Transfer is subject to the satisfaction of certain conditions precedent, including regulatory approvals required under applicable laws and regulations

9. Future Outlook

(1) Impact on MUFG’s Financial Results

Although the impact on the financial statements is currently under evaluation, due to the Share Transfer, MUFG is expected to record a gain on sale of around JPY 150 billion[8] as extraordinary income in FY2022 as well as non-recurring expenses incurred in relation to the Transaction in FY2021 and thereafter. If any event which should be disclosed occurs, it will be reported promptly.

(2) Impact on Capital

As a result of the Share Transfer, the increase in capital and decrease in risk-weighted assets will raise MUFG’s CET 1 ratio, and the group’s capital capacity will be further increased.

MUFG will utilize the capital released through the Share Transfer with the aim to improve shareholder value through strategies to “enhance further shareholder returns,” make “strategic investments for sustainable growth,” and “maintain solid equity capital” in accordance with the basic capital policy. Specifically, MUFG will use some capital in the U.S. by owning USB stock, making strategic investments in areas such as digital and overseas Asset Management/Investor Services that have demonstrated continued growth and in which MUFG has a track record, and will consider shareholder returns by evaluating measures to improve capital efficiency.

[8]

Calculation is based on the assumption that the stock price of USB at the completion of the Share Transfer is the volume-weighted average trading price of USB stock at the New York Stock Exchange for the previous 10 trading days counting from the previous trading day as of today. However, this assumption does not include project cost etc. The profit may be adjusted based on the stock price of USB and the tangible net assets of MUB at the time of the completion of the Share Transfer etc.

- End -

Cautionary Statement Regarding MUFG’s Forward-Looking Statements

This communication contains forward-looking statements. We use words such as expects, intends, and similar expressions to identify forward-looking statements. Actual results could differ materially from those projected or forecast in the forward-looking statements. MUFG assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,500 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

About MUFG’s U.S. Operations including MUFG Americas Holdings Corporation

The U.S. operations of Mitsubishi UFJ Financial Group, Inc. (MUFG), one of the world’s leading financial groups, has total assets of $325 billion at June 30, 2021. As part of that total, MUFG Americas Holdings Corporation (MUAH), a financial holding company, bank holding company, and intermediate holding company, has total assets of $165.3 billion at June 30, 2021. MUAH’s main subsidiaries are MUFG Union Bank, N.A. and MUFG Securities Americas Inc. MUFG Union Bank, N.A. provides a wide range of financial services to consumers, small businesses, middle-market companies, and major corporations. As of June 30, 2021, MUFG Union Bank, N.A. operated 305 branches, consisting primarily of retail banking branches in the West Coast states, along with commercial branches in Texas, Illinois, New York, and Georgia. MUFG Securities Americas Inc. is a registered securities broker-dealer which engages in capital markets origination transactions, domestic and foreign debt and equities securities transactions, private placements, collateralized financings, and securities borrowing and lending transactions. MUAH is owned by MUFG Bank, Ltd. and Mitsubishi UFJ Financial Group, Inc. MUFG Bank, Ltd., a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., has offices in Argentina, Brazil, Chile, Colombia, Peru, Mexico, and Canada. Visit www.unionbank.com or www.mufgamericas.com for more information.

About MUFG Union Bank

As of June 30, 2021, MUFG Union Bank, N.A. operated 305 branches, consisting primarily of retail banking branches in the West Coast states, along with commercial branches in Texas, Illinois, New York, and Georgia. We provide a wide spectrum of corporate, commercial, and retail banking and wealth management solutions to meet the needs of our clients. We also offer an extensive portfolio of value-added solutions for clients, including investment banking, personal and corporate trust, global custody, transaction banking, capital markets, and other services. With assets of $133.2 billion, as of June 30, 2021, MUFG Union Bank has strong capital reserves, credit ratings, and capital ratios relative to peer banks. MUFG Union Bank is a proud member of the Mitsubishi UFJ Financial Group (NYSE: MUFG), one of the world’s largest financial institutions with total assets of approximately ¥362.1 trillion (JPY) or $3.3 trillion (USD)[1], as of June 30, 2021. The corporate headquarters (principal executive office) for MUFG Americas Holdings Corporation, which is the financial holding company, and MUFG Union Bank, is in New York City. The main banking office of MUFG Union Bank is in San Francisco, California.

[1]	Exchange rate of 1 USD=¥110.6 (JPY) as of June 30, 2021

Press contact:

Motoharu Nakamura

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

MUFG Bank, Ltd.

T +81-3-5218-1818

E motoharu_nakamura@mufg.jp